UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42903

Republic Power Group Limited

#04-09 Techplace II, 5008 Ang Mo Kio Ave 5

Singapore 569874

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Republic Power Group Limited (the “Company”) held an extraordinary general meeting of shareholders (the “EGM”) in person #04-09 Techplace II, 5008 Ang Mo Kio Ave 5, Singapore 569874 on April 30, 2026 at 10:00AM Eastern Time. Shareholders of the Company’s Class A ordinary shares, par value $0.0125 each (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.0125 each (the “Class B Ordinary Shares”) voted by proxy or at the meeting.

The Company notes that the number of issued and outstanding Class B Ordinary Shares as of the record date of the EGM, April 13, 2026, was 693,073. The proxy statement furnished to the Securities and Exchange Commission on a Form 6-K on April 16, 2026 inadvertently reported this number as 688,073. This discrepancy did not affect the determination of quorum or the voting results of the EGM.

Holders of [530,818] out of a total of 43,101,278 Class A Ordinary Shares issued and outstanding, and holders of 693,073 out of a total of 693,073 Class B Ordinary Shares issued and outstanding voted at the EGM in person or by proxy, accounting for 33.37% of total outstanding shares voted. As a result, holders representing more than one third of the total voting power of the Company’s Class A Ordinary Shares and Class B Ordinary Shares, entitled to vote at the EGM and voting together as a single class, were presented in person or by proxy, and a quorum was therefore present for the transaction of business at the Meeting. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to thirty (30) votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	That upon the Company’s receipt of the instrument of transfer and application for shares as duly executed by TRUE SAGE INTERNATIONAL LIMITED (“True Sage”), the Company shall repurchase 505,664 Class A Ordinary Shares, held by True Sage, all of which are fully paid shares, in consideration for the Company’s new issuance of 505,664 Class B Ordinary Shares to True Sage, and such issuance of 505,664 Class B Ordinary Shares to True Sage be and is hereby approved and confirmed (the “Share Repurchase” or the “Share Repurchase Proposal”).

For	Against	Abstain
21,317,187	5,720	101

Accordingly, the Share Repurchase Proposal has been approved.

2.	The amended and restated memorandum and articles of association (the “Third Amended M&A”) be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing memorandum and articles of association of the Company (the “Amendment to the Current M&A Proposal”).

For	Against	Abstain
21,318,775	3,827	406

Accordingly, the Amendment to the Current M&A Proposal has been approved.

3.	That subject to the Third M&A becoming effective:

i)	the Company may effect one or more share consolidations of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.0125 each (“Class A Ordinary Shares”) and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.0125 (“Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) at a cumulative ratio of not less than one (1)-for-two (2) and not more than one (1)-for-one hundred (100) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of Directors (the “Board”) in its sole discretion by no later than 180 days from the date of the 2026 Extraordinary Meeting (the “Share Consolidations” or the “Share Consolidation”) be and is hereby approved;

ii)	the Board be authorized at its absolute and sole discretion to either (i) implement one or more Share Consolidations and determine the exact ratio of each Share Consolidation and effective date of each Share Consolidation at any time within 180 days following the date of the 2026 Extraordinary Meeting or (ii) elect not to implement any Share Consolidations, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to each Share Consolidation, if and when deemed advisable by the Board in its sole discretion;

iii)	the Directors may settle as they consider expedient any difficulty which arises in relation to each Share Consolidation including arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company; and

iv)	subject to the determination of the ratio of each Share Consolidation within the Range by the Directors and each Share Consolidation taking effect, the New M&As be further amended to, among others, reflect each Share Consolidation and the authorized number of shares after each Share Consolidation, and an amended and restated memorandum and articles of association (the “New Amended M&A”) be adopted as the new memorandum and articles of association of the Company in substitution for then current memorandum and articles of association of the Company.

(collectively, the “Share Consolidation Proposal”).

For	Against	Abstain
21,312,134	10,747	127

Accordingly, the Share Consolidation Proposal has been approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Republic Power Group Limited

Date: May 4, 2026	By:	/s/ Ziyang Long
	Name:	Ziyang Long
	Title:	Chief Executive Officer

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